CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$46,433,000	$5,390.87

Pricing supplement no. 1342 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 206-A-I dated March 4, 2011	Registration Statement No. 333-155535 Dated May 27, 2011 Rule 424(b)(2)

Structured Investments	$46,433,000 Capped Market Plus Notes Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return due June 7, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the S&P GSCI™ Brent Crude Oil Index Excess Return from and including the pricing date to and including the Observation Date, up to the Maximum Return of 16.40%, and who anticipate that the Index Closing Level will not be less than the Strike Value by 30% or more on any day during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Index Closing Level is less than the Strike Value by 30% or more on any day during the Monitoring Period, be willing to lose some or all of their principal. If the Index Closing Level is not less than the Strike Value by 30% or more on any day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 10.00% and (b) the Index Return, subject to the Maximum Return 16.40% at maturity.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 7, 2012†
  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof
  The notes priced on May 27, 2011 and are expected to settle on or about June 2, 2011.

Key Terms

Index:

The S&P GSCI™ Brent Crude Oil Index Excess Return (the “Index”). The value of the S&P GSCI™ Brent Crude Oil Index Excess Return is published each trading day under the Bloomberg ticker symbol “SPGCBRP.” For more information on the Index, please see “Selected Purchase Considerations — Return Linked to the S&P GSCI™ Brent Crude Oil Index Excess Return” in this pricing supplement.

Knock-Out Event:

A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index Closing Level is less than the Strike Value by a percentage that is equal to or greater than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	30%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level is less than the Strike Value.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.

Maximum Return:	16.40%. Accordingly, the maximum payment at maturity is $1,164 per $1,000 principal amount note
Contingent Minimum Return:	10.00%
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Strike Value Strike Value
Strike Value:	805.1410, which is equal to the Index Closing Level on the pricing date
Ending Index Level:	The Index Closing Level on the Observation Date
Observation Date:	June 4, 2012†
Maturity Date:	June 7, 2012†
CUSIP:	48125XSQ0
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index” in the accompanying product supplement no. 206-A-I or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 206-A-I and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement.

Investing in the Capped Market Plus Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 206-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$46,433,000	$464,330	$45,968,670

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-40 of the accompanying product supplement no. 206-A-I.

(2)

J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-89 of the accompanying product supplement no. 206-A-I

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 27, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 206-A-I dated March 4, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 20, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 206-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 206-A-I dated March 4, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001577/e42537_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the Observation Date is subject to postponement as described under “Description of Notes — Postponement of a Determination Date — C. Notes linked to a single Index” in the accompanying product supplement no. 206-A-I;

(2) the consequences of a commodity hedging disruption event are described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes”; and

(3) for purposes of calculating the amount due and payable per $1,000 principal amount note upon acceleration due to an event of default as described under “General Terms of Notes — Payment upon an Event of Default” in the accompanying product supplement no. 206-A-I, the date of acceleration will also be deemed to be the last day of the Monitoring Period.

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Value of 780, and reflect the Contingent Minimum Return of 10.00%, the Maximum Return of 16.40% and the Knock-Out Buffer Amount of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return

Ending Index Level	Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

1404.000	80.00%	16.40%	16.40%
1287.000	65.00%	16.40%	16.40%
1170.000	50.00%	16.40%	16.40%
1092.000	40.00%	16.40%	16.40%
1014.000	30.00%	16.40%	16.40%
936.000	20.00%	16.40%	16.40%
907.920	16.40%	16.40%	16.40%
897.000	15.00%	15.00%	15.00%
858.000	10.00%	10.00%	10.00%
819.000	5.00%	10.00%	5.00%
799.500	2.50%	10.00%	2.50%
780.000	0.00%	10.00%	0.00%
741.000	-5.00%	10.00%	-5.00%
702.000	-10.00%	10.00%	-10.00%
663.000	-15.00%	10.00%	-15.00%
624.000	-20.00%	10.00%	-20.00%
553.800	-29.00%	10.00%	-29.00%
546.078	-29.99%	10.00%	-29.99%
546.000	-30.00%	N/A	-30.00%
468.000	-40.00%	N/A	-40.00%
390.000	-50.00%	N/A	-50.00%
312.000	-60.00%	N/A	-60.00%
234.000	-70.00%	N/A	-70.00%
156.000	-80.00%	N/A	-80.00%
78.000	-90.00%	N/A	-90.00%
0.000	-100.00%	N/A	-100.00%

(1) The Index Closing Level is not less than the Strike Value by 30.00% or more on any day during the Monitoring Period.
(2) The Index Closing Level is less than the Strike Value by 30.00% or more on any day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Value of 780 to an Ending Index Level of 799.50. Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the level of the Index decreases from the Strike Value of 780 to an Ending Index Level of 741. Because a Knock-Out Event has not occurred and the Index Return of -5% is less than the Contingent Minimum Return of 10.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the level of the Index increases from the Strike Value of 780 to an Ending Index Level of 897. Because a Knock-Out Event has not occurred and the Index Return of 15.00% is greater than the Contingent Minimum Return of 10.00% but less than the Maximum Return of 16.40%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

Example 4: A Knock-Out Event has occurred, and the level of the Index decreases from the Strike Value of 780 to an Ending Index Level of 702. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10%) = $900

Example 5: A Knock-Out Event has occurred, and the level of the Index increases from the Strike Value of 780 to an Ending Index Level of 897. Because a Knock-Out Event has occurred and the Index Return of 15% is less than the Maximum Return of 16.40%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-2

Example 6: The level of the Index increases from the Strike Value of 780 to an Ending Index Level of 1170. Because the Index Return of 50% is greater than the Maximum Return of 16.40%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,164 per $1,000 principal amount note, the maximum payment on the notes.

These returns and payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index, up to the Maximum Return of 16.40%, at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 10.00% on the notes, or a minimum payment at maturity of $1,100 for every $1,000 principal amount note, subject to the Maximum Return of 16.40% and the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the Ending Index Level is greater than the Strike Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Return of 16.40%. The maximum payment at maturity is $1,164 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  RETURN LINKED TO THE S&P GSCI™ BRENT CRUDE OIL INDEX EXCESS RETURN — The return on the notes is linked solely to the S&P GSCI™ Brent Crude Oil Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s Financial Services LLC. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Brent Crude Oil Index Excess Return references the front-month brent crude oil futures contract (i.e., the brent crude futures contract generally closest to expiration) traded on ICE Futures Europe. The S&P GSCI™ Brent Crude Oil Index Excess Return provides investors with a publicly available benchmark for investment performance in the brent crude oil commodity markets. The S&P GSCI™ Brent Crude Oil Index Excess Return is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See “The S&P GSCI Indices” in the accompanying product supplement no. 206-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 206-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 206-A-I dated March 4, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Index Closing Level is less than the Strike Value by the Knock-Out Buffer Amount of 30.00% or more on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 30.00% will terminate. Under these circumstances, you could lose some or all of your principal.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level is greater than the Strike Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Return of 16.40%, regardless of the appreciation in the Index, which may be significant.

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-3

  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any day during the Monitoring Period is less than the Strike Value by the Knock-Out Buffer Amount of 30.00% or more, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Strike Value, you will lose 1% of the principal amount of your investment for every 1% that the Ending Index Level is less than the Strike Value. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Index Closing Level is less than the Strike Value by less than the Knock-Out Buffer Amount of 30.00%, or is equal to or greater than the Strike Value. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF AT LEAST 10.00% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If the Index Closing Level on any day during the Monitoring Period is less than the Strike Value by the Knock-Out Buffer Amount of 30.00% or more, you will not be entitled to receive the Contingent Minimum Return of at least 10.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood that the Index Closing Level will be less than the Strike Value by the Knock-Out Buffer Amount of 30.00% or more on any day during the Monitoring Period, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. The Index may experience significant volatility. See “Prices of Commodity Futures Contracts are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility in the Index” below.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.
  PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX — Market prices of the commodity futures contracts included in the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodities underlying the commodity futures contracts included in the Index.  See “There Are Risks Associated With an Investment Linked to Crude Oil” below.  The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds.  These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities.  As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities.  Many commodities are also highly cyclical.  The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.
  WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — C. Early Acceleration of Payment on the Notes” in the accompanying product supplement no. 206-A-I for more information.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants’ position limits in certain commodity-based futures contracts, such as futures contracts on certain agricultural commodities, energy commodities and metals. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Furthermore, we or our affiliates

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-4

  may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See “We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.
  THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED INDIRECTLY TO CRUDE OIL — Global prices of energy commodities, including crude oil, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodities futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.
  FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the brent crude oil futures contracts included in the Index will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the brent crude oil futures contracts included in the Index and, therefore, the Index and the notes.
  A DECISION BY AN EXCHANGE ON WHICH THE FUTURES CONTRACTS UNDERLYING THE INDEX ARE TRADED TO INCREASE MARGIN REQUIREMENTS MAY AFFECT THE LEVEL OF THE INDEX — If an exchange on which the futures contract underlying the Index are traded increases the amount of collateral required to be posted to hold positions in such futures contracts (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.
  THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITIES INDEX — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts on only crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.
  THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES — The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.
  OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually purchased the futures contracts composing the Index, the commodities upon which the futures contracts that compose the Index are based, or other exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.
  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-5

  contract, thereby creating a negative “roll yield.” Contango could adversely affect the value of the Index and thus the value of notes linked to the Index. The futures contracts underlying the Index have historically been in contango.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing such index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index and the underlying futures contracts;
    the time to maturity of the notes;
    whether a Knock-Out Event is expected to occur;
    the market price of the physical commodities upon which the futures contracts underlying the Index are based;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-6

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Brent Crude Oil Index Excess Return based on the weekly historical Index Closing Levels from January 6, 2006 through May 27, 2011. The Index Closing Level on May 27, 2011 was 805.1410. We obtained the Index Closing Levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on any day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Capped Market Plus Notes Linked to of the S&P GSCI™ Brent Crude Oil Index Excess Return	PS-7